Exhibit 20

To Our Shareholders

It was an incredible honor for all of us at F&M to serve during the Company’s 100th anniversary.  Special events celebrating this unique milestone were held in each of our communities and thousands of customers, vendors, shareholders and employees took part in the festivities. However, throughout the year I often reflected on the many former directors and employees who are no longer with us, but contributed to the Company’s success over the years. Their extraordinary efforts were essential for our 100th anniversary to even be possible.  I had the pleasure of working with many of these capable and dedicated individuals including Ole Mettler, Harry Schumacher, Bob Hunnell, Ralph Burlington, Ernie Podesta, Carl Wishek, Jr., Vickie Van Steenberge, Hugh Stacey and George Scheideman.  But the history of F&M Bank is steeped in the outstanding work of many strong leaders and bankers with whom I did not have the opportunity to associate.  In addition to the twenty founders of the Company, E.J. Mettler, Carl Wishek, Sr., Sherwood Beckman, Jacob Nies, Carl Mettler, Casey Moore, Joe Precissi, Ben Schaffer, and many others, dedicated years, and in some cases, decades of their lives to the building of Farmers & Merchants Bank. Although they missed the centennial celebrations, their positive impact on this great banking institution was key to the Company’s evolution and is deeply appreciated.   Each of these individuals has earned our respect and a permanent place in the Company’s history.

Most of us pursue a sense of certainty and stability in our lives, particularly on financial matters. F&M’s 100 years of success and strong financial condition affords clients this feeling of certainty and stability. Our record financial performance in 2016 further bolstered our key attribute of being safe and secure. On your behalf in 2016, the F&M team’s efforts resulted in record net profits and a strengthened balance sheet. In a year when your Company grew stronger than ever before, the Board of Directors was able to declare the largest cash dividend payout in our history. F&M Bank has now paid shareholders cash dividends for 82 consecutive years and increased the amount of the dividend per share for 51 consecutive years; an accomplishment achieved by only 17 other publicly traded companies in the United States.

During 2016, the Company earned record net income of $29,723,000 or $37.44 per share of common stock, an 8.5% increase over 2015.  The return on average assets and average equity were 1.12% and 11.17%, respectively, and compared favorably to other banks.  Loan outstandings grew $181 million, up over 9%, and total deposits increased $304 million or 13.4%. Importantly, lower cost checking deposits increased $163 million or 15%.  Total assets grew 11.7% to over $2.9 billion making F&M the largest of any banking institution headquartered in either San Joaquin, Stanislaus or Merced Counties. Despite the one-time expenses of the Delta National Bank acquisition and a $6.3 million net increase in the reserve for future loan losses, the Company’s expense to revenue efficiency ratio was a favorable 52.7%.  Our consolidated risk based capital ratio of 12.80% improved from the prior year and was once again well above regulatory guidelines.  Loan quality performance remained strong throughout the year. The Company’s Texas Ratio was only 2.09% and non-performing assets were a mere 0.23% of total assets.

During December 2016, the Company’s stock price averaged $622 per share, an increase of $104 per share or 20.2% compared to the prior year-end.   When combined with the cash dividend payments of $13.10 per share declared in 2016, the total return on your investment was over 22% last year.  Over the past 20 years, the average total annual shareholder return has been 13.93%.

Your Board of Directors and Executives remain optimistic about the future outlook. The success of our expansion into the San Francisco East Bay Area and equipment leasing markets, as well as an improving economy in the Central Valley, are contributing to the Company’s record results. The efficient acquisition of Delta National Bank has created opportunities by expanding our presence in Manteca and Riverbank, while enhancing our market share in Modesto and Turlock.  We have thoughtfully positioned the Company’s balance sheet to be advantaged by rising market interest rates which the Federal Reserve Bank is contemplating.  Furthermore, the banking industry is working with the new Administration in Washington DC in an effort to obtain relief from the expensive regulatory burdens imposed by the last Administration, which, in our opinion, significantly restricted access to and increased the cost of many banking products and services.  The regulations imposed over the last 8 years negatively impacted the financial performance of many banks.

In closing, we extend a warm welcome to the over 200 shareholders of Delta National Bank who have joined the Farmers & Merchants Bancorp family.  Serving all of our shareholders by keeping your Company safe, secure and successful is our priority.  The confidence and trust you have placed in us is deeply appreciated.

/s/ Kent A. Steinwert

Kent A. Steinwert
Chairman of the Board,
President & Chief Executive Officer